SIDLEY AUSTIN llp	BEIJING	LOS ANGELES
ONE SOUTH DEARBORN	BRUSSELS	NEW YORK
CHICAGO, IL 60603	CHICAGO	SAN FRANCISCO
(312) 853 7000	DALLAS	SHANGHAI
(312) 853 7036 FAX	FRANKFURT	SINGAPORE
	GENEVA	SYDNEY
	HONG KONG	TOKYO
	LONDON	WASHINGTON, D.C.
dspies@sidley.com
(312) 853-4167	FOUNDED 1866
February 13, 2009
VIA EDGAR
Ms. Karen J. Garnett
   Assistant Director
Ms. Kristina Aberg
   Attorney-Advisor
Division of Corporation Finance
Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

Re:	Superfund Gold (the “Registrant”) – Amendment No. 3 to the Registration Statement on Form S-1 (Registration No. 333-151632)
Dear Ms. Garnett:
     The sole purpose of this filing is to correct a typographical error in the date of the consent filed as Exhibit 23.05 to Amendment No. 2 to the Registrant’s Registration Statement on Form S-1, filed with the Commission on February 12, 2009. Please do not hesitate to call me at 312-853-4167, should you have any questions.

Very truly yours,

/S/ Daniel F. Spies
Daniel F. Spies

cc:	James B. Biery
Sidley Austin llp is a limited liability partnership practicing in affiliation with other Sidley Austin partnerships